SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Lineu Gomes S/N, Portaria 3,
Aeroporto
04626-900 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM
Instruction # 358/2002

Between February 1, 2009 and February 28, 2009 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	(X) Board of Directors		( ) Executive Officers	( ) Fiscal Committee		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Common (convertible in preferred shares)				20	Under 0.01%	Under 0.01%
Shares	Preferred				1,914,187	2.02%	0.95%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)
Shares	Preferred	Ativa Corretora	Lend - Expiration	06-Feb-09	1,400	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	06-Feb-09	(7,400)	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	06-Feb-09	(1,400)	-	-
Shares	Preferred	Ativa Corretora	Lend - Expiration	09-Feb-09	1,400	-	-
Shares	Preferred	Ativa Corretora	Lend - Expiration	10-Feb-09	11,000	-	-
Shares	Preferred	Ativa Corretora	Lend - Expiration	10-Feb-09	120,000	-	-
Shares	Preferred	Ativa Corretora	Lend - Expiration	10-Feb-09	8,100	-	-
Shares	Preferred	Ativa Corretora	Lend - Expiration	10-Feb-09	7,400	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	11-Feb-09	(1,117)	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	11-Feb-09	(800)	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	11-Feb-09	(4,200)	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	11-Feb-09	(4,854)	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	11-Feb-09	(1,500)	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	11-Feb-09	(8,000)	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	11-Feb-09	(2,268)	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	11-Feb-09	(8,000)	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	11-Feb-09	(6,000)	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	11-Feb-09	(761)	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	11-Feb-09	(2,500)	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	11-Feb-09	(5,754)	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	11-Feb-09	(2,000)	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	12-Feb-09	(90,000)	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	13-Feb-09	(10,100)	-	-
Shares	Preferred	Ativa Corretora	Lend - Expiration	18-Feb-09	12,100	-	-
Shares	Preferred	Ativa Corretora	Lend - Contract	18-Feb-09	(12,100)	-	-
Shares	Preferred	Ativa Corretora	Lend - Expiration	20-Feb-09	3,300	-	-
Shares	Preferred	Ativa Corretora	Lend - Expiration	25-Feb-09	90,000	-	-
Shares	Preferred	Ativa Corretora	Lend - Expiration	25-Feb-09	600	-	-
Shares	Preferred	Ativa Corretora	Lend - Expiration	27-Feb-09	8,200	-	-
Final Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Common (convertible in preferred shares)				20	Under 0.01%	Under 0.01%
Shares	Preferred				2,008,933	2.12%	0.99%

* On February 3, 2009, Ricardo Constantino bought Senior Notes (7,50%), issued by GOL FINANCE, a Gol Linhas Aéreas Inteligentes S.A. subsidiary, total volume of US$600,000.00.

CONSOLIDATED FORM
Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM
Instruction # 358/2002

Between February 1, 2009 and February 28, 2009 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors		(X ) Executive Officers	( ) Fiscal Committee		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	N/A				0	Under 0,01%	Under 0,01%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	N/A				0	Under 0,01%	Under 0,01%

CONSOLIDATED FORM
Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM
Instruction # 358/2002

Between February 1, 2009 and February 28, 2009 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors		( ) Executive Officers	( ) Fiscal Committee		(X ) Shareholders
Initial Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Common				107,590,772	100,00%	53,18%
Shares	Preferred				40,342,238	42,60%	19,94%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price*	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Common				107,590,772	100,00%	53,18%
Shares	Preferred				40,342,238	42,60%	19,94%

* Average price of shares bought on date

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.